# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stellantis N.V., CIK 0001605484
CUSIP: N82405106
Title of class of securities: Common Shares, nominal value EUR0.01 per share
Address of issuer's principal executive offices: Taurusavenue 1, Hoofddorp, Netherlands (P7), 2132LS
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0000899140-21-000080
Filed by CIK 0001581835
Persons authorized to receive notices and communications: Sophie Paquin, 6-8, boulevard Haussmann, Paris, France (I0), 75009, 33 6 37 85 94 06; John Partigan, Nixon Peabody LLP799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000; Lloyd Spencer, Nixon Peabody LLP799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Bpifrance Participations S.A. (CIK 0001581835): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 385,407,814; sole dispositive power 0; shared dispositive power 192,703,907; aggregate amount beneficially owned 385,407,814 (10.7% of the class)
  Comment: Note in relation to Item 8: Bpifrance Participations S.A. participates in the loyalty voting program of Stellantis N.V., which enables qualifying common shareholders to hold one class A special voting share for each qualifying Common Share they hold. Each class A special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated qualifying Common Share. The class A special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated Common Share.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 192,703,907 Common Shares and has 385,407,814 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 3,609,054,375 voting rights outstanding as of February 10, 2025.
- Caisse des Depots (CIK 0001056947): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 393,615,130; sole dispositive power 0; shared dispositive power 200,911,223; aggregate amount beneficially owned 393,615,130 (10.9% of the class)
  Comment: Note in relation to Item 8: Caisse des Depots participates in the loyalty voting program of Stellantis N.V., which enables qualifying common shareholders to hold one class A special voting share for each qualifying Common Share they hold. Each class A special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated qualifying Common Share. The class A special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated Common Share.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 200,911,223 Common Shares and has 393,615,130 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 3,609,054,375 voting rights outstanding as of February 10, 2025.
- EPIC Bpifrance (CIK 0001731121): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 385,407,814; sole dispositive power 0; shared dispositive power 192,703,907; aggregate amount beneficially owned 385,407,814 (10.7% of the class)
  Comment: Note in relation to Item 8: EPIC Bpifrance participates in the loyalty voting program of Stellantis N.V., which enables qualifying common shareholders to hold one class A special voting share for each qualifying Common Share they hold. Each class A special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated qualifying Common Share. The class A special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated Common Share.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 192,703,907 Ordinary Shares and has 385,407,814 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 3,609,054,375 voting rights outstanding as of February 10, 2025.
- Bpifrance S.A. (CIK 0001731118): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 385,407,814; sole dispositive power 0; shared dispositive power 192,703,907; aggregate amount beneficially owned 385,407,814 (10.7% of the class)
  Comment: Note in relation to Item 8: Bpifrance S.A. participates in the loyalty voting program of Stellantis N.V., which enables qualifying common shareholders to hold one class A special voting share for each qualifying Common Share they hold. Each class A special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated qualifying Common Share. The class A special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated Common Share.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 192,703,907 Ordinary Shares and has 385,407,814 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 3,609,054,375 voting rights outstanding as of February 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, nominal value EUR0.01 per share
Name of issuer: Stellantis N.V.
Address of issuer's principal executive offices: Taurusavenue 1, Hoofddorp, Netherlands (P7), 2132LS
Comment:
Introductory Statement:

This Amendment No. 2 ("Amendment") is being filed by Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance Participations"), Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance"), Caisse des depots, a French special public entity (etablissement special) ("CDC") and EPIC Bpifrance, a French public institution of industrial and commercial nature ("EPIC" ) (collectively, the "Reporting Persons") pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment relates to the Ordinary Shares, nominal value EUR0.01 per share (the "Common Shares") of Stellantis N.V. (the "Issuer"). This Amendment amends and supplements the Schedule 13D relating to Common Shares of the Issuer filed with the Securities and Exchange Commission (the "SEC") on August 4, 2020, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 29, 2024 (collectively, as amended, the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and supplemented as follows:

This Statement is being filed by the following beneficial owners of Ordinary Shares:

1. Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France

2. EPIC Bpifrance, a French public institution of industrial and commercial nature

3. Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France

4. Caisse des depots et consignations, a French special public entity (etablissement special)
Residence or business address: The principal address for Bpifrance Participations, Bpifrance and EPIC is 27-31 avenue du General Leclerc 94710 Maisons-Alfort Cedex, France. The principal address for CDC is 56, rue de Lille, 75007 Paris, France.
Present principal occupation or employment: Information concerning the executive officers and directors of Bpifrance Participations, CDC, EPIC and Bpifrance required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D is provided in Exhibit 99.2 to this Amendment and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

All of the Common Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Common Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, (i) Bpifrance Participations (A) holds directly 192,703,907 Common Shares, which represents approximately 7.0% of the Issuer's outstanding Common Shares, and (B) has the right to direct the voting with respect to 192,703,907 Common Shares and 192,703,907 class A special voting shares, giving Bpifrance Participations an effective voting interest of approximately 10.7% of the total voting power, and (ii) CDC (A) holds indirectly, through other subsidiaries, 8,207,316 Common Shares, which represents less than 1.0% of the Issuer's outstanding Common Shares and indirectly, through its joint ownership of Bpifrance, 192,703,907 Common Shares, which represents approximately 7.3% of the Issuer's outstanding Common Shares, and (B) indirectly has the right to direct the voting with respect to 200,911,223 Common Shares and indirectly 192,703,907 class A special voting shares, giving CDC an effective voting interest of approximately 10.9% of the total voting power.

As of the date hereof, neither Bpifrance, EPIC nor CDC holds any Common Shares directly. Bpifrance may be deemed to be the beneficial owner of 192,703,907 Common Shares and have the right to direct the voting with respect to 192,703,907 Common Shares and 192,703,907 class A special voting shares, indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 192,703,907 Common Shares and have the right to direct the voting with respect to 192,703,907 Common Shares and 192,703,907 class A special voting shares, indirectly through its joint ownership and control of Bpifrance.

This Amendment is being filed to reflect the difference in the Reporting Persons' percentage ownership of the Issuer's Common Shares and voting rights under U.S. and Dutch law, as described below, and is not due to any transactions in the Common Shares by the Reporting Persons.

The percentage of Common Shares and voting rights beneficially owned by each Reporting Person is based on 2,742,643,659 outstanding Common Shares and 3,609,054,375 outstanding voting rights of the Issuer, as of February 10, 2025. The amount of outstanding Common Shares and voting rights disclosed in the prior sentence is calculated under U.S. law, which requires treasury shares to be excluded from the calculation of outstanding shares. Under Dutch law, treasury shares are required to be included in the calculation of outstanding shares. Using the Dutch law requirements, the Issuer had 2,896,073,567 outstanding Common Shares and 3,762,595,791 outstanding voting rights (as reported by the Issuer on December 20, 2024), and (i) Bpifrance Participations' Common Share holdings represent approximately 6.7% of the Issuer's outstanding Common Shares, and its voting rights represent approximately 10.2% of outstanding voting rights, and (ii) CDC's Common Share holdings represent approximately 7.2% of the Issuer's outstanding Common Shares, and its voting rights represent approximately 10.7% of outstanding voting rights.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

There have been no reportable transactions with respect to the Common Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Exhibit 99.2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1 - Joint Filing Agreement (Incorporated by reference to Exhibit 1 to Schedule 13D filed on January 25, 2021)
EX 99.2 - Information with respect to the Directors and Executive Officers of the Reporting Persons

## Signatures
- Bpifrance Participations S.A.: /s/ Sophie Paquin, Sophie Paquin, Director of Legal Affairs (02/14/2025)
- Caisse des Depots: /s/ Laurence Giraudon, Laurence Giraudon, Chief Operating Officer, Finance and Operations Department, Asset Management Division (02/14/2025)
- EPIC Bpifrance: /s/ Sophie Paquin, Sophie Paquin, Director of Legal Affairs (02/14/2025)
- Bpifrance S.A.: /s/ Boubakar Dione, Boubakar Dione, Group Director of Legal Affairs (02/14/2025)